UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38929

Fiverr International Ltd.

(Exact Name of Registrant as Specified in Its Charter)

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

+923 (72) 228-0910

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 13, 2019, Fiverr International Ltd. will hold a conference call regarding its unaudited financial results for the third quarter ended September 30, 2019.  A copy of the related press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description

99.1	Press Release of Fiverr International Ltd., dated November 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: November 13, 2019	By:	/s/ Ofer Katz
Ofer Katz
Chief Financial Officer

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